[Letterhead of Davis Polk & Wardwell LLP]

August 10, 2010
Re:	Comcast Corporation Form 10-K for the year ended December 31, 2009 Filed February 23, 2010 Form 10-Q for the quarter ended March 31, 2010 File No. 1-32871

VIA EDGAR AND OVERNIGHT DELIVERY

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street N.E.
Washington, DC  20549

Dear Mr. Spirgel:

This will confirm that Comcast Corporation anticipates responding to the Staff’s comment letter dated July 27, 2010 on or before September 1, 2010.

Respectfully yours,
/s/ Bruce K. Dallas Bruce K. Dallas Davis Polk & Wardwell LLP

cc:	Arthur R. Block, Comcast Corporation Lawrence J. Salva, Comcast Corporation Leonard Gatti, Comcast Corporation